February 25, 2011
Ms. Keira Nakada Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Biostar Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2009 Filed March 31, 2010
File No. 001-34708

Dear Keira Nakada:

The purpose of this letter is to provide the Company’s responses to the February 16, 2011 comment letter (the “Comment Letter”) to Mr. Ronghua Wang, Chief Executive Officer, Biostar Pharmaceuticals, Inc. This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comment, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses.  In the comment in its February 16, 2011 letter, the staff has asked for two separate analyses in the two bullets.  In organizing our response, we are referring to the two separate requests as Comment 1.1 and Comment 1.2.

Note 5 — Stockholders' Equity

Series B Convertible Preferred Stock a F-I4

Comment 1.1         In your response to the fourth bullet of our previous comment three, you appear to acknowledge that the existence of the "full ratchet" anti-dilution provision associated with your Series B Preferred Stock would cause the embedded conversion feature to not be indexed to your own common stock under ASC 815-40-15-70_ Please address the following:

• Please provide us an analysis to support whether the conversion feature embedded in your Series B Preferred Stock, absent the "null and void" provision, should be bifurcated as a separate derivative liability under ASC 815-15-25-1 _ In this regard, it appears that in order to qualify for derivative liability accounting the embedded conversion feature associated with your Series B Preferred Stock must meet all the criteria of ASC 815-15-25-1, not just failing the indexed to your own stock exception from ASC 815-10-15-74a as interpreted by EITF 07-5 as codified in ASC 815-40-15-5 through 15-8. If you conclude that the conversion feature should not be bifurcated, please confirm our understanding that it would not be necessary to determine whether or not the "full ratchet" anti-dilution provision would cause the embedded conversion feature to be indexed to your own, common stock. As such, it appears that the conversion feature would remain classified in stockholders' equity with its host, the Series B Preferred Stock, and that the "full ratchet" anti-dilution provision would still be in effect as the "null and void" provision of Section 7(b) of your Statement of Designation would not be triggered.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

Response to Comment 1.1.    In Comment 1.1, you have asked us to set forth our full analysis of whether the conversion option in the Series B preferred stock would be bifurcated as a derivative under ASC 815-15-25-1.

At the outset, we should explain that in our response to the fourth bullet of comment 3 in your December 29, 2010 letter we were addressing most specifically whether the ratchet and anti-dilution features were themselves derivatives (separate and apart for the plain conversion option) that required separate accounting.  We did this because we believed that the staff’s comment 3 in its December 29, 2010 letter referred specifically to those features.

The staff now appears to want an analysis of the conversion feature in its entirety. We provide is analysis below.

We agree that the starting point for determining whether an embedded conversion option must be accounted for separately is ASC 815-15-25-1.  If any one of the three criteria listed in ASC 815-15-25-1 is not met, then the conversion option is not separated, and the analysis is over.

However, if the three criteria listed in ASC 815-15-25-1 are met, the embedded conversion option is tentatively a derivative that must be separately accounted for unless it meets the scope exception contained in ASC 815-10-15-74.  Under ASC 815-10-15-74(a) of that paragraph an embedded conversion option that would be separately accounted for under ASC 815-15-25-1 is not bifurcated, and remains with the host contract, if (i) the conversion option is indexed to the issuer’s own stock, and (ii) the contract is classified in stockholders’ equity in the issuer’s statement of financial position.

Our analysis of whether the three criteria listed in ASC 815-15-25-1 are met is as follows:

-        ASC 815-15-25-1(a). Are the economic characteristics and risks of the embedded derivative not clearly and closely related to the economic characteristics and risks of the host contract?

If the economic characteristics are not clearly and closely related, then theconversion option is still potentially subject to bifurcation, and the analysis mustcontinue. For the reasons set forth below, we believe this first criteria is met (theeconomics are not closely related).

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

The evaluation of whether the economic characteristic of a common stockconversion option (which is deemed to have the economic characteristics of aninvestment in common stock) are similar to, or not similar to, the characteristicsof the investment in the preferred stock without the presence of the conversion option1 is a task that requires considerable judgment.  In the case of the Series B preferred stock, the evaluation is made even more difficult and judgmental because of what we believe are the unusual terms of the Series B preferred stock.2  Absent the conversion option, the relevant terms of the Series B preferred stock are (i) it carries no cumulative or other dividend, (ii) it has no voting rights, 3 (iii) it has no stated redemption date, or condition for redemption that is outside the control of the company, (iv) it has no preference in liquidation other than that provided by law (it has no residual equity participation), (v) it is automatically converted into common stock upon a change of control, (vi) it must be completely redeemed before the company can pay any dividends on its common stock or repurchase any shares of its common stock, and (vii) the holders of the Series B preferred stock are entitled to certain “damages” payments for periods during which the company’s common stock is not either traded in the OTC market or listed on the NASDAQ Stock Market, the New York Stock Exchange or the American Stock Exchange.4 In addition, although the Series B preferred shares must be redeemed before the company can pay common stock dividends or repurchase common shares, the terms of the Series B preferred stock do not include a provision addressing how that redemption is to be affected, or at what price.

We believe that these terms make it very difficult to determine whether aninvestment in the Series B preferred stock, without the conversion option, is morelike a debt investment or an equity investment.  In essence, without the conversion option, the Series B preferred stock is an instrument that entitles the holder to no return except in liquidation or if and when the company seeks to repurchase the Series B preferred shares at a price negotiated between the parties.  We believe that it is highly unlikely that an investor would ever purchase such an instrument. Rather we believe that it is clear that the anticipated course of events was that the Series B preferred stock will be converted into common stock, and in fact, as we discuss in the response to comment 1.2, as of December 31, 2010 all of the Series B preferred shares have been converted into shares of our common stock at the original conversion rate of one share of common stock for one share of Series B preferred stock.

 1           We use the so-called “chameleon” approach which we understand the staff does not object to.  Under the chameleon approach, the feature being tested (the conversion option) is compared to the host contract (the preferred stock) with all of its actual features except for the feature being analyzed.  Therefore, in this instance the chameleon approach is a comparison of the characteristics of the conversion option to the characteristics of the Series B preferred stock without the conversion option.

2           The terms of the Series B preferred stock are set forth in the Statement of Designation filed as Exhibit 3.1 to the Form 8-K filed on November 3, 2009. Certain additional terms are found in the Securities Purchase Agreement filed as Exhibit 99.1 to the Form 8-K dated November 19, 2009.

3           Under Section 4 of the Statement of Designation, the holders of the Series B preferred shares have the right to veto certain actions that would affect the rights, preferences or seniority of the Series B preferred stock; however, those rights are “protective” rights rather than “participatory” rights and thus are not substantive voting rights.

4           Section 6.5.1 of the Securities Purchase Agreement.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

Nonetheless, while it is unlikely that an investor would have purchased aninstrument having the terms of the Series B preferred stock without theconversion option, the chameleon test of the clearly and closely related criteriarequires us to construct and evaluate such a hypothetical instrument.

Faced with the unclear answer produced by the chameleon approach test of theclearly and closely related criteria, we concluded that the more “conservative”conclusion would be to conclude that the Series B preferred stock and theconversion option are not closely related, which would require the evaluation of the other criteria of ASC 815-15-25-1, and possibly ASC 815-10-15-74(a), before the company could conclude that the conversion option could be afforded the generally more desirable equity (non-bifurcation) treatment.5

We therefore now turn to the second criteria listed in ASC 815-15-25-1.

-         ASC 815-15-25-1(b). The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

This second criteria is met. The Series B preferred stock is not remeasured eachperiod at fair value.  Therefore conversion option continues to be potentiallysubject to bifurcation, and the analysis must continue to the third criteria listed inASC 815-15-25-1.

-         ASC 815-15-25-1(c). A separate instrument with the same terms as the embedded derivative would, pursuant to ASC 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

5   Separate derivative accounting would be less desirable in the financial statements. However, as the staff points out in the last sentence of comment 1.1, if the criteria of ASC 815-15-25-1 are not met, then no testing under EITF 07-5 would be required, and the full adjustment provision of Section 7(b) might in fact remain in effect, which could create the potential for an increase in the potential dilutive effect of the Series B preferred stock conversion option.  The staff has asked us to address  whether the full adjustment provision of Section 7(b) would in fact remain in effect because or if the evaluation of the conversion terms under ASC 815-15-25-1 concluded that the conversion option did not require separate accounting under those tests, and thus the tests of EITF 07-5 (ASC 815-10-15-74) were not required. We address this in our response to comment 1.2.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

ASC 815-10-15 provides that an instrument is a derivative if three tests are met.We believe, and we are aware that practice generally concludes, that a conversionoption on the common stock of a public company met these three tests.  First, thenumber of shares issuable is the notional amount and the stock price the underlying (ASC 815-10-15-83(a)).  Second, no initial investment in the conversion option is required, as ASC 815-15-25-1(c) indicates that initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.  Third, the criteria of ASC 815-10-15-83(c) (net settlement) is met as ASC 815-10-15 110 and 111 state that a contract requiring one of the parties to deliver an asset such as shares of a traded common stock that is readily convertible into cash satisfies the net settlement requirement.

Therefore, this third criterion is met.

Based on the above, we therefore concluded that the conversion option in the Series B preferred stock was, under ASC 815-15-25-1, potentially a derivative requiring separate accounting unless is was excluded from the scope of ASC 815-10-15 (the overall scope and scope exceptions for ASC 815) because it was deemed to be a “contract involving an entity’s own equity.” We therefore performed the analysis required by ASC 815-10-15-74(a) to determine whether the conversion option should remain with the host contract (not be accounted for as a derivative) because it is a contract involving the company’s equity. Our analysis under ASC 815-10-15-74(a), which includes the consideration of the guidance in ASC 815-10-15-77 and in turn ASC 815-40, is for the total conversion option the same as the evaluation set forth in our January 13, 2011 response to you (Question 4 of comment 3.)  We concluded that the conversion option met both of the criteria of 815-10-15-74(a) and therefore should be accounted for with the host preferred stock (i.e., not bifurcated) as a contract involving the company’s equity.

Comment 1.2        Please explain to us why you believe this "null and void" provision is a "correcting" provision that would apparently, limit the conversion price adjustment to an amount allowed under ASC 815-40-15-5 through 15-7 (EITF 07-5). In such a case, it would appear that you assert that the "null and void" provision permits the "full ratchet" to be modified to a mathematical formula that would limit the ratchet to the dilution caused by a future below market issuance consistent with the Example 17 at ASC 815-40-55-42 and 55-43. It is unclear how the parties could agree to such a mathematical formula and its inputs when they are not stipulated in the agreement and why the "full ratchet" would not be nullified and inoperative if the "null and void" provision is triggered.

Response to Comment 1.2.  We believe that the staff’s question in comment 1.2 may be the result of poor drafting by us in the first full paragraph on page 7 of our January 13, 2011 letter to you.

It appears that the staff has read that paragraph to assert that if a conversion price adjustment was triggered under Section 7(b) of the terms of the Series B preferred stock, and the total adjustment would violate EITF 07-5, that some portion of the adjustment to the conversion price might be allowable.  The staff then asks us how such portion might be determined in the absence of a formula in the agreements.

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

Upon our rereading of this paragraph, we understand how the staff could have reached this conclusion.

However, we do not believe that Section 7(b) can operate to allow a partial adjustment to the conversion price to the extent it would be allowed under Section 7(b).  Section 7(b) is an “all or none provision” in that it states “that this Section 7(b) shall be null and void and have no further force or effect if EITF 07-5, as such may amended, supplemented or modified by any accounting guidance and/or announcement(s) issued by the Financial Accounting Standards Board, the Emerging Issues Task Force or any other regulatory authority, will adversely affect the Company’s financial condition as a result of this Section 7(b).”  Thus, if the adjustment would cause the requirements of EITF 07-5 to be violated, the entire section and any part of an adjustment required by it would be rendered inoperative.

The staff also has asked us (in the last sentence of comment 1.1) to address the issue of whether the full adjustment provision of Section 7(b) would in fact remain in effect because or if the evaluation of the conversion terms under ASC 815-15-25-1 concluded that the conversion option did not require separate accounting under those tests, and thus the tests of EITF 07-5 (ASC 815-10-15-74) were not required.

As stated above in our response to comment 1.1, we do not believe that the ASC 815-15-25-1 assessment supports a conclusion that the conversion option is not potentially a derivative requiring separate accounting, and we thus believe the evaluation under ASC 815-10-15-74 is required.

However, if one believed that testing under EITF 07-5 was not required, and therefore the full adjustments of Section 7(b) were available, that conclusion would only affect the disclosure concerning the terms on which the Series B preferred stock is convertible, and the reader’s understanding of the potential common stock dilution from such conversion.  Evaluated on this basis, we believe the issue was and is immaterial.

Through September 30, 2010, 2,649,428 share of the Series B preferred stock had already been converted, leaving only 510,572 Series B preferred share outstanding. The 2,649,428 shares converted were converted at the rate of one share of common stock for one share of Series B preferred stock, which is the original unadjusted conversion rate.  That rate is effectively $1.87 per common share.6  During the fourth quarter of fiscal 2010 the remaining 510,572 Series B shares were converted, and as of December 31, 2010 there are no Series B shares remaining outstanding. No transaction that could have triggered a Section 7(b) down round adjustment to the conversion rate ever occurred while the Series B preferred stock was outstanding. Thus, the issue is moot as of December 31, 2010.

6           The $1.87 effective conversion price is computed as follows:

Total amount paid for the Series B shares	$5,725,000
Total Series B shares issued	3,060,000
Price per Series B share	$1.87
Common shares issuable for each Series B share	1.00
Effective conversion price expressed in dollars	$1.87

Keira Nakada
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

With respect to the year ended December 31, 2009, at December 31, 2009 our common stock (symbol BSPM on the NASDAQ) closed at $4.45 per share.  For the period from November 2, 2009, when the Series B preferred stock was first issued, to December 31, 2009, our common stock traded at a high of $4.70 (on December 31, 2009) and a low of $2.18 (on November 6, 2009). No event triggering a Section 7(b) adjustment had occurred in 2009, and therefore diluted earnings per share was computed based on the unadjusted conversion rate of one share of common stock for one share on Series B preferred stock. (The Series B preferred stock was only outstanding for two months of 2009, so the effect on diluted earnings per share was an additional 510,000 shares (3,060,000 divided by 12 multiplied by 2). If one were to assume that a “down round” transaction which triggered a Section 7(b) adjustment took place at $.93 per share (50% of the unadjusted original conversion rate of $1.87), which we believed was unlikely given our current historical stock prices, that adjustment would increase the number of shares issuable upon the conversion of the remaining Series B preferred shares outstanding by 3,060,000, and the number of shares included in the computation of diluted earnings per share by 510,000.  This would result in a 2.18% decrease in diluted earnings per share.  We believe that these amounts were and are immaterial.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

By:	/s/ Ronghua Wang
Ronghua Wang, CEO

Enclosures

Cc:	Mark Brunhofer, Senior Staff Accountant, SEC
Jim Rosenberg, Senior Staff Accountant, SEC
Bill Chen, CFO, Biostar Pharmaceuticals, Inc.
Ralph V. De Martino, Esq., Cozen O’Connor
Alec Orudjev, Esq., Cozen O’Connor